

07002184

SECURITIES AI.

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended (A)

FACING PAGE

SEC FILE NUMBER
8-28300

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, Ste 202
(No. and Street)

Oceanside	CA	92054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hensel, Donald D. (760) 722-2991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jamieson, James R.
(Name – *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C. SECTION
210

2424 Vista Way, Ste 201	Oceanside	CA	92054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. Hensel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberty Securities, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California }
}ss.
County of San Diego }

Subscribed and sworn to (or affirmed) before me Maggie R. Wilke, Notary Public this 21 day of February , 2007 , by

(1) Donald D. Hensel
Name of Signer(s)

(2) N/A
Name of Signer(s)

OFFICIAL SEAL
MAGGIE R. WILKE
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1517260
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 2, 2008

Signature of Notary Public

Optional

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 02-30-2006 Number of Pages: four

Signers(s) Other Than Named Above: None

First Liberty Securities, Inc.
Reconciliation of the Computation of Net Capital in the Audit Report to the Broker's Report

September 30, 2006

This reconcilation is pursuant to SEC Rule 17a-5(d) (4), and in accordance with generally accepted accounting principles.

Net Capital, per audited Statements	$	9,561
Accountant's Adjustments		
State taxes not included in broker's report		853
Net Capital in Broker's Report	$	10,414

END